Filed by Wachovia Corporation pursuant to Rule 425 under the Securities Act of 1933, as amended, and deemed filed pursuant to Rule 14a-12 under the Securities Exchange Act of 1934, as amended

Subject Company:

Westcorp

Commission File No.: 001-09910

Date: September 12, 2005

This filing contains certain forward-looking statements with respect to each of Wachovia Corporation (“Wachovia”), Westcorp, WFS Financial Inc (“WFS Financial”) and the combined companies following the proposed merger between Wachovia and Westcorp (the “Westcorp Merger”) and Wachovia’s acquisition, by merger, of the 16% interest in WFS Financial held by the public (the “WFS Financial Merger” and, together with the Westcorp Merger, the “Mergers”), as well as the goals, plans, objectives, intentions, expectations, financial condition, results of operations, future performance and business of Wachovia, including, without limitation, (i) statements relating to the benefits of the Mergers, including future financial and operating results, cost savings, enhanced revenues and the accretion to reported earnings that may be realized from the Mergers, (ii) statements regarding certain of Wachovia’s, Westcorp’s and/or WFS Financial’s goals and expectations with respect to earnings, earnings per share, revenue, expenses and the growth rate in such items, as well as other measures of economic performance, including statements relating to estimates of credit quality trends, and (iii) statements preceded by, followed by or that include the words “may”, “could”, “should”, “would”, “believe”, “anticipate”, “estimate”, “expect”, “intend”, “plan”, “projects”, “outlook” or similar expressions. These statements are based upon the current beliefs and expectations of Wachovia’s management and are subject to significant risks and uncertainties. Actual results may differ from those set forth in the forward-looking statements. These forward-looking statements involve certain risks and uncertainties that are subject to change based on various factors (many of which are beyond Wachovia’s control).

The following factors, among others, could cause Wachovia’s financial performance to differ materially from that expressed in such forward-looking statements: (1) the risk that the businesses of Wachovia, Westcorp and WFS Financial in connection with the Mergers will not be integrated successfully or such integration may be more difficult, time-consuming or costly than expected; (2) expected revenue synergies and cost savings from the Mergers may not be fully realized or realized within the expected time frame; (3) revenues following the Mergers may be lower than expected; (4) deposit attrition, operating costs, customer loss and business disruption following the Mergers, including, without limitation, difficulties in maintaining relationships with employees, may be greater than expected; (5) the ability to obtain governmental approvals of the Mergers on the proposed terms and schedule; (6) the failure of Westcorp’s and WFS Financial’s shareholders to approve the Westcorp Merger and the WFS Financial Merger, respectively; (7) the strength of the United States economy in general and the strength of the local economies in which Wachovia, Westcorp and/or WFS Financial conducts operations may be different than expected resulting in, among other things, a deterioration in credit quality or a reduced demand for credit, including the resultant effect on Wachovia’s, Westcorp’s and/or WFS Financial’s loan portfolio and allowance for loan losses; (8) the effects of, and changes in, trade, monetary and fiscal policies and laws, including interest rate policies of the Board of Governors of the Federal Reserve System; (9) potential or actual litigation; (10) inflation, interest rate, market and monetary fluctuations; and (11) adverse conditions in the stock market, the public debt market and other capital markets (including changes in interest rate conditions) and the impact of such conditions on Wachovia’s capital markets and capital management activities, including, without limitation, Wachovia’s mergers and acquisition advisory business, equity and debt underwriting activities, private equity investment activities, derivative securities activities, investment and wealth management advisory businesses, and brokerage activities. Additional factors that could cause Wachovia’s, Westcorp’s and WFS Financial’s results to differ materially from those described in the forward-looking statements can be found in Wachovia’s, Westcorp’s and WFS Financial’s Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q and Current Reports on Form 8-K filed with the SEC. All subsequent written and oral forward-looking statements concerning Wachovia or the proposed Mergers or other matters and attributable to Wachovia or any person acting on its behalf are expressly qualified in their entirety by the cautionary statements above. Wachovia, Westcorp and WFS Financial do not undertake any obligation to update any forward-looking statement, whether written or oral, relating to the matters discussed in this filing.

The proposed Mergers will be submitted to Westcorp’s and WFS Financial’s shareholders for their consideration. Wachovia will file a registration statement, which will include a proxy statement/prospectus, Westcorp and WFS Financial will file a proxy statement, and each of Wachovia, Westcorp and WFS Financial may file other relevant documents concerning the proposed Mergers with the SEC. Shareholders are urged to read the registration statement and the proxy statement/prospectus regarding the proposed Mergers when they become available and any other relevant documents filed with the SEC, as well as any amendments or supplements to those documents, because they will contain important information. You will be able to obtain a free copy of the proxy statement/prospectus, as well as other filings containing information about Wachovia, Westcorp and WFS Financial, at the SEC’s website (http://www.sec.gov). You will also be able to obtain these documents, free of charge, at Wachovia’s website (http://www.wachovia.com) under the tab “Inside Wachovia - Investor Relations” and then under the heading “Financial Reports - SEC Filings”. Copies of the proxy statement/prospectus and the SEC filings that will be incorporated by reference in the proxy statement/prospectus can also be obtained, free of charge, by directing a request to

Wachovia Corporation, Investor Relations, One Wachovia Center, 301 South College Street, Charlotte, NC 28288-0206, (704)-374-6782; or to Westcorp or WFS Financial, Attn: Investor Relations, 23 Pasteur, Irvine, CA 92618, (949)-727-1002.

Wachovia, Westcorp and WFS Financial and their respective directors and executive officers, may be deemed to be participants in the solicitation of proxies from the shareholders of Westcorp and/or WFS Financial in connection with the proposed Mergers. Information about the directors and executive officers of Wachovia is set forth in the proxy statement for Wachovia’s 2005 annual meeting of shareholders, as filed with the SEC on a Schedule 14A on March 14, 2005. Information about the directors and executive officers of Westcorp is set forth in the proxy statement for Westcorp’s 2005 annual meeting of shareholders, as filed with the SEC on a Schedule 14A on March 28, 2005, and information about the directors and executive officers of WFS Financial is set forth in the proxy statement for WFS Financial’s 2005 annual meeting of shareholders, as filed with the SEC on a Schedule 14A on March 28, 2005. Additional information regarding the interests of those participants and other persons who may be deemed participants in the transaction may be obtained by reading the proxy statement/prospectus regarding the proposed Mergers when it becomes available. You may obtain free copies of these documents as described in the preceding paragraph.

THE FOLLOWING ARE MATERIALS USED IN A PRESENTATION HELD ON

SEPTEMBER 12, 2005 REGARDING THE MERGERS

Creates national presence in significant

consumer lending category

Presentation to Investors

September 12, 2005

Enhances consumer lending platform

National best-in-class auto loan originator

Creates #9 auto loan originator in the nation

Provides immediate scale in attractive, fragmented consumer finance market

Further diversifies Wachovia’s balance sheet into higher yielding/ROE assets

Provides modest entry into Southern California banking market

In line with previous acquisition guidance

Immediately accretive to cash EPS and to GAAP EPS in year two

IRR in excess of 15% hurdle rate without revenue synergies

Conservative credit loss assumptions used in financial analysis

Significant synergy opportunities

Revenue synergies through deeper penetration of both footprints

Funding synergies through better allocation of excess deposit funding

Cost synergies from select back office consolidation

Approximately 6,400 hours of due diligence completed

Outstanding underwriting culture supported by state of the art technology

Significant economic shock factors included in overall analysis

Strategic Rationale

Financially Sound

Risk Mitigation

Transaction summary

Consideration*	
Westcorp	$3.42 billion in stock
WFS Financial *Public Minority Interest*	$0.49 billion in stock
Total	$3.91 billion
Exchange Ratio*	
Westcorp	1.2749 Wachovia shares for each Westcorp share
WFS Financial *Public Minority Interest*	1.4661 Wachovia shares for each WFS Financial share
Timing	Expected closing 1st quarter 2006
Approvals	Regulatory and WES/WFSI shareholder approvals (WFSI majority of public shareholders); HSR antitrust filing
Due Diligence	Completed on both sides
Other	Termination fee payable to Wachovia in certain circumstances
	Assumes issuance of $1 billion of Tier I preferred securities; proceeds available for share repurchases
	Rady, Chairman, has entered into voting agreement

**Exchange ratio based on WB 5-day average closing price per share of $50.20 as of 9/9/05.*

Page 2

WACHOVIA   WESTCORP

Westcorp overview

Company Structure

Nationwide leader in auto finance

$16 billion S. California

bank holding company

19 branches

$12 billion auto finance

portfolio; $2 billion in deposits

30-year record of success through

all economic cycles

Strong credit history

Consistent, high quality earnings

15 year EPS CAGR of 15.5%

Ranked #1 non-captive in customer service by JD Powers

Seasoned management team

State-of-the-art management systems

46%

54%

Ernest

Rady

Westcorp

Public

100%

Western Financial Bank

84%

Public

WFS Financial

16%

Westcorp - auto lending ranking by state

Westcorp ranks #2 in CA, NV, and WA and is a top 10 player throughout the West and

Southwest markets with strength in Hispanic markets.

WES Dealer Relationships

Managed Receivables in millions

Ranking by State

Modest entry into CA banking market

Market Share – Orange County

Branch Map

Rank

Holding Company

% of Market

1

Bank of America Corp.

20.56%

2

Washington Mutual Inc.

13.30%

3

Wells Fargo & Co.

12.92%

4

Fremont General Corp.

5.82%

5

UnionBanCal Corp.

5.66%

6

Golden West Financial

5.43%

7

Downey Financial Corp.

4.10%

8

Citigroup Inc.

3.59%

9

Westcorp

2.05%

10

Zions Bancorp.

2.00%

11

Commercial Capital Bancorp

1.89%

12

BNP Paribas Group

1.86%

13

FBOP Corp.

1.73%

14

U.S. Bancorp

1.50%

15

F&M Bank of Long Beach

1.31%

Source: SNL DataSource

Data as of 6/30/04

Auto finance market

60 million autos sold per annum

Banks expected to gain market share over captives

Other than captives, no participant has more than 6% share

72,000 franchised and independent dealers nationwide

Top Originators of Auto Loans*

(in thousands)

YTD June 2005

Vehicles Financed

Market Share***

Credit Quality****

20%

Non

Prime

37%

Others

63%

Captive

Auto

Finance

10%

Sub Prime

70%

Prime

*Source Auto Count Inc. (By vehicles financed, 38 states.)

**Includes Wells Fargo Financial Acceptance and Wells Fargo Auto Finance

***Source Big Wheels 2004 Auto Finance Report

****CNW Marketing Group

Rank

Originator

732

GMAC

1

Ford Motor Credit

2

617

Daimler Chrysler Financial Services

3

565

Toyota Financial Services

4

466

American Honda Finance

5

399

Chase Auto Finance

6

319

Nissan Infiniti Financial Services

7

244

Wells Fargo**

8

197

Wachovia/Westcorp

9

196

Bank of America

10

189

Wachovia and Westcorp – combined Dealer Financial Services

9th largest auto loan originator

57 nationwide offices serving 47 states

Relationships with 11,000 dealers and 1.2 million indirect customers

267 sales managers and representatives

$19B managed consumer loan portfolio

$3.3B commercial loan portfolio

Established, consistent securitization track record

June 2005 Combined DFS Consumer Portfolio June 2005 Combined WB/WFS

$17B managed

auto loan portfolio

$1.4B marine/RV portfolio

$9.4B TTM* auto originations

Average life of

portfolio 2.8 years

Total Consumer

Credit Profile***

Auto Portfolio

Credit Profile

Type

6%

Sub

Prime**

22%

Sub

Prime**

42%

New

94%

Prime

78%

Prime

58%

Used

*Trailing Twelve Months.

**Sub prime defined as FICO <620 for secured credit and ignores custom scoring characteristics.

***Reflects managed Consumer loan assets except student loans and real estate secured off-balance sheet securitizations.

Attractive risk/returns

20%

Americredit

Triad

Household

Wells Fargo¹

Citi

15%

Capital One¹

PF WB/WFS

WFS

Wachovia DFS

10%

Onyx

Daimler Chrysler

APR

Chase Auto

Capital One²

Toyota

BMW

5%

Ford

Honda

Mitsubishi

Nissan

VW of America

0%

GMAC

(5)%

18%

16%

14%

12%

10%

8%

6%

4%

2%

0%

(2)%

(4)%

20%

Expected Cumulative Losses Per Loan

Source: Goldman Sachs ABS Finance estimates, rating agencies reports, public filings

Note: Size of circle represents managed receivables; APR based on recent transaction.

¹ Sub-prime only.

² Prime only.

Appendix

Westcorp contract profile

Prime

Non-prime

Established Borrower:

Annual Income

$74,439

$61,451

Time at Job (Years)

7.5

5.4

Time at Residence (Years)

6.7

5.1

Strong Collateral:

Vehicle Age (Years)

2.2

2.8

$18,664

$15,411

Disciplined Structuring:

Amount Financed

APR

10.19%

15.96%

Term (Months)

67

63

Expected portfolio pre-tax return 2.5% – 3.5%

Information for the quarter ended March 31, 2005

Westcorp strong dealer relationships

Relationships matter

Consistent loan volumes

Better pricing

Higher conversion

Westcorp makes dealer service priority number one

Dependable, long standing market player

Consistent buying practices

Full spectrum of prime and non-prime credit

Prompt decision and quick funding

Ranked #1 in customer service by a non-captive

by JD Powers

Overall automobile dealer satisfaction

Rank

Originator

Ranking

1

GMAC

933

2

Chrysler Financial Corp

912

3

Ford Credit

886

4

Westcorp

836

5

Bank One

836

6

Wells Fargo Bank

817

7

Arcadia Financial

815

8

Triad Financial Corp

814

9

Nuvell Credit

807

10

Fireside Thrift

802

Source: JD Powers and Associates – July 2004

Cautionary statement

Forward-Looking Statements

This presentation contains certain forward-looking statements, including, without limitation, (i) statements relating to the benefits of the proposed merger between Wachovia and Westcorp (the “Westcorp Merger”) and Wachovia’s acquisition, by merger, of the 16% interest in WFS Financial Inc (“WFS Financial”) held by the public (the “WFS Financial Merger” and, together with the Westcorp Merger, the “Mergers”), including future financial and operating results, cost savings, enhanced revenues and the accretion to reported earnings that may be realized from the Mergers, (ii) statements regarding certain of Wachovia’s, Westcorp’s and/or WFS Financial’s goals and expectations with respect to earnings, earnings per share, revenue, expenses and the growth rate in such items, as well as other measures of economic performance, including statements relating to estimates of credit quality trends, and (iii) statements preceded by, followed by or that include the words “may”, “could”, “should”, “would”, “believe”, “anticipate”, “estimate”, “expect”, “intend”, “plan” or similar expressions. These statements are based upon the current beliefs and expectations of Wachovia’s, Westcorp’s and WFS Financial’s management and are subject to significant risks and uncertainties. Actual results may differ from those set forth in the forward-looking statements.

The following factors, among others, could cause actual results to differ materially from that expressed in such forward-looking statements: (1) the risk that the businesses of Wachovia, Westcorp and WFS Financial in connection with the Mergers will not be integrated successfully or such integration may be more difficult, time-consuming or costly than expected; (2) expected revenue synergies and cost savings from the Mergers may not be fully realized or realized within the expected time frame; (3) revenues following the Mergers may be lower than expected; (4) deposit attrition, operating costs, customer loss and business disruption following the Mergers, including, without limitation, difficulties in maintaining relationships with employees, may be greater than expected; (5) the ability to obtain governmental approvals of the Mergers on the proposed terms and schedule; (6) the failure of Westcorp’s and WFS Financial’s shareholders to approve the Westcorp Merger and the WFS Financial Merger, respectively; (7) the strength of the United States economy in general and the strength of the local economies in which Wachovia, Westcorp and/or WFS Financial conducts operations may be different than expected resulting in, among other things, a deterioration in credit quality or a reduced demand for credit, including the resultant effect on Wachovia’s, Westcorp’s and/or WFS Financial’s loan portfolio and allowance for loan losses; (8) the effects of, and changes in, trade, monetary and fiscal policies and laws, including interest rate policies of the Board of Governors of the Federal Reserve System; (9) inflation, interest rate, market and monetary fluctuations; and (10) adverse conditions in the stock market, the public debt market and other capital markets (including changes in interest rate conditions) and the impact of such conditions on Wachovia’s capital markets and capital management activities, including, without limitation, Wachovia’s mergers and acquisition advisory business, equity and debt underwriting activities, private equity investment activities, derivative securities activities, investment and wealth management advisory businesses, and brokerage activities. Additional factors that could cause Wachovia’s, Westcorp’s and WFS Financial’s results to differ materially from those described in the forward-looking statements can be found in Wachovia’s, Westcorp’s and WFS Financial’s Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q and Current Reports on Form 8-K filed with the SEC. All subsequent written and oral forward-looking statements concerning the proposed Mergers or other matters and attributable to Wachovia, Westcorp or WFS Financial or any person acting on their behalf are expressly qualified in their entirety by the cautionary statements above. Wachovia, Westcorp and WFS Financial do not undertake any obligation to update any forward-looking statement, whether written or oral, relating to the matters discussed in this presentation.

Cautionary statement continued

Additional Information

The proposed Mergers will be submitted to Westcorp’s and WFS Financial’s shareholders for their consideration. Wachovia will file a registration statement, which will include a proxy statement/prospectus, Westcorp and WFS Financial will file a proxy statement, and each of Wachovia, Westcorp and WFS Financial may file other relevant documents concerning the proposed Mergers with the SEC. Shareholders are urged to read the registration statement and the proxy statement/prospectus regarding the proposed Mergers when they become available and any other relevant documents filed with the SEC, as well as any amendments or supplements to those documents, because they will contain important information. You will be able to obtain a free copy of the proxy statement/prospectus, as well as other filings containing information about Wachovia, Westcorp and WFS Financial, at the SEC’s website (http://www.sec.gov). You will also be able to obtain these documents, free of charge, at Wachovia’s website (http://www.wachovia.com) under the tab “Inside Wachovia – Investor Relations” and then under the heading “Financial Reports - SEC Filings”. Copies of the proxy statement/prospectus and the SEC filings that will be incorporated by reference in the proxy statement/prospectus can also be obtained, free of charge, by directing a request to Wachovia Corporation, Investor Relations, One Wachovia Center, 301 South College Street, Charlotte, NC 28288-0206, (704)-374-6782; or to Westcorp or WFS Financial, Attn: Investor Relations, 23 Pasteur, Irvine, CA, 92618, (949)-727-1002.

Wachovia, Westcorp and WFS Financial and their respective directors and executive officers, may be deemed to be participants in the solicitation of proxies from the shareholders of Westcorp and/or WFS Financial in connection with the proposed Mergers. Information about the directors and executive officers of Wachovia is set forth in the proxy statement for Wachovia’s 2005 annual meeting of shareholders, as filed with the SEC on a Schedule 14A on March 14, 2005. Information about the directors and executive officers of Westcorp is set forth in the proxy statement for Westcorp’s 2005 annual meeting of shareholders, as filed with the SEC on a Schedule 14A on March 28, 2005, and information about the directors and executive officers of WFS Financial is set forth in the proxy statement for WFS Financial’s 2005 annual meeting of shareholders, as filed with the SEC on a Schedule 14A on March 28, 2005. Additional information regarding the interests of those participants and other persons who may be deemed participants in the transaction may be obtained by reading the proxy statement/prospectus regarding the proposed Mergers when it becomes available. You may obtain free copies of these documents as described in the preceding paragraph.